Exhibit (a)(1)(H)

FORM OF REMINDER EMAIL TO ELIGIBLE HOLDERS

REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

From: AWARE, INC.

Re:	REMINDER—Offer to Exchange Eligible Option(s) for New Option(s)

This email serves as a reminder that we are nearing the expiration of the Offer to Exchange described in the Offer to Exchange Certain Outstanding Stock Options for New Options Under Aware’s 2023 Equity and Incentive Plan, dated January 19, 2024 (the “Offer Documents”). The Offer to Exchange and your withdrawal rights will expire at 11:59 P.M., New York City time, on February 20, 2024, unless extended. You must submit your Election Forms and/or Notice of Withdrawals to Lindsey Savarino, the Company’s Senior Director, Human Resources, by the Expiration Time. We cannot accept late submissions.

You should direct questions about the Offer to Exchange, or requests for assistance (including requests for additional or paper copies of the Offer to Exchange, Election Form, Notice of Withdrawal or any other documents relating to the Offer to Exchange) to Lindsey Savarino, the Company’s Senior Director, Human Resources.

This notice does not constitute an offer. The full terms of the Offer to Exchange are described in the Schedule TO-I and accompanying documents, which you may access on our website at www.aware.com or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.